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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------

                                 SCHEDULE 14D-9

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                      ------------------------------------

                         GLOBALNET FINANCIAL.COM, INC.
                           (Name of Subject Company)

                         GLOBALNET FINANCIAL.COM, INC.
                      (Name of Person(s) Filing Statement)

                         COMMON STOCK, PAR VALUE $0.001
                     CLASS A COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                     37937R
                     (CUSIP Number of Class of Securities)

                           7284 W. PALMETTO PARK ROAD
                                   SUITE 210
                              BOCA RATON, FL 33433
            (Name, address and telephone number of person authorized
     to receive notice and communications on behalf of the person(s) filing statement)

                                    Copy to:

                             JOHN T. O'CONNOR, ESQ.
                      MILBANK, TWEED, HADLEY & MCCLOY LLP
                            1 CHASE MANHATTAN PLAZA
                            NEW YORK, NEW YORK 10005
                                 (212) 530-5000

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ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company is GlobalNet Financial.com, Inc., a Delaware corporation ("GlobalNet" or the "Company"), and the address of the principal executive offices of GlobalNet is 7284 W. Palmetto Park Road, Suite 210, Boca Raton, FL 33433. The telephone number for GlobalNet's principal executive offices is 561-417-8053. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is GlobalNet's common stock, par value $.001 per share (the "Common Shares"), and GlobalNet's Class A common stock, par value $.001 per share (the "Class A Common Shares" together with the Common Shares, the "Shares") together with the associated rights (the "Common Rights") to purchase Series A Junior Participating Preferred Stock (the "Series A Junior Preferred Stock") and the associated rights (the "Class A Common Rights", together with the Common Rights, the "Rights") to purchase Series B Junior Participating Preferred Stock (the "Series B Junior Preferred Stock") issued pursuant to that certain Rights Agreement, dated July 19, 2001, between GlobalNet and The Bank of New York (as amended from time to time, the "Rights Agreement"). Unless the context otherwise requires, all references to Shares include the Rights, and all references to the Rights include the benefits that may inure to the holders of the Rights pursuant to the Rights Agreement.

     There were 21,574,958 Common Shares and 34,225,000 Class A Common Shares outstanding on July 19, 2001.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The name and address of GlobalNet, which is the person filing this statement, are set forth in Item 1 above.

     (b) This Statement relates to a tender offer by GlobalNet Acquisitions Inc., a Delaware corporation ("Acquisitions" or the "Purchaser") and a wholly owned subsidiary of New Media SPARK plc, a company organized under the laws of England and Wales ("SPARK" or "Parent"), under which Acquisitions is offering to purchase all of the Common Shares at a price of $0.36 per share (the "Common Offer Price"), net to the seller in cash, and all of the Class A Common Shares at a price of $0.036 per share (the "Class A Offer Price", together with the Common Offer Price, the "Offer Price") net to the Seller in cash, upon the terms and subject to the conditions set forth in Schedule TO (as defined below) (which, as amended or supplemented from time to time, together constitute the "Offer"). None of SPARK, Acquisitions or any of their affiliates are affiliated with GlobalNet. The Offer is described in a Tender Offer Statement on Schedule TO (including the exhibits thereto, as amended or supplemented from time to time, the "Schedule TO"), filed by SPARK and Acquisitions with the Securities and Exchange Commission on July 25, 2001.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 15, 2001, as amended July 17, 2001 (the "Merger Agreement"), by and among SPARK, Acquisitions and GlobalNet. The Merger Agreement provides, among other things, that following the completion of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (the "DGCL"), Acquisitions will be merged with and into GlobalNet (the "Merger"). Following the completion of the Merger, GlobalNet will be an indirect, wholly owned subsidiary of SPARK. At the effective time of the Merger (the "Effective Time"), each Share (other than shares owned by SPARK, any of its subsidiaries (including Acquisitions), GlobalNet (as treasury stock), and Shares held by stockholders who properly demand appraisal and comply with provisions of
Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive the Offer Price (the "Merger Consideration"). A copy of the Merger Agreement has been filed as an exhibit to the Schedule TO, which is being mailed to stockholders together with this Statement, and is incorporated herein by reference.

     As set forth in the Schedule TO, the principal executive offices of SPARK are located at 33 Glasshouse Street, London W1B 5DG, United Kingdom, +44.207.851.7777.

     All information contained or incorporated by reference in this Statement concerning SPARK or Acquisitions, including but not limited to information with respect to the respective directors and executive officers of SPARK and Acquisitions or actions or events with respect to any of them, was provided by SPARK or
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Acquisitions, respectively, and GlobalNet takes no responsibility for such information. Information contained in the Offer and this Statement with respect to GlobalNet and its advisors has been provided by GlobalNet.

ITEM 3.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Certain contracts, agreements, arrangements or understandings between GlobalNet or its affiliates and certain of its directors and executive officers are described in the GlobalNet Proxy Statement, dated May 25, 2001 (the "Proxy Statement") under the headings "Executive Compensation," "Summary Compensation Table," and "Option Grants In Last Fiscal Year". Such portions of the Proxy Statement are incorporated herein by reference. Except as described below or incorporated herein by reference, to the best knowledge of GlobalNet as of the date hereof, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest, between GlobalNet, or its affiliates, and (i) its executive officers, directors or affiliates or (ii) SPARK, Acquisitions, or their executive officers, directors or affiliates.

     THE MERGER AGREEMENT. The following is a summary of the material provisions of the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO. The summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein.

     THE OFFER. The Merger Agreement provides for the making of the Offer. The obligation of Acquisitions to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition (as defined herein) and certain other conditions that are set forth in the Merger Agreement.

     THE MERGER. The Merger Agreement provides that, following the satisfaction or waiver of the conditions described below under "-- Conditions to the Merger", the Purchaser will be merged with and into the Company, with the Company being the surviving corporation (the "Surviving Corporation"), and each issued Share (other than Shares owned by Parent, the Purchaser or the Company or any wholly owned subsidiary of Parent or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under the DGCL) will be converted into the right to receive $0.36 and $0.036 per Common Share and Class A Share, respectively, in cash, without interest thereon.

     VOTE REQUIRED TO APPROVE MERGER. The DGCL requires, among other things, that the Merger Agreement must be approved by the holders of a majority of the shares entitled to vote thereon. Other than the Shares, there are no shares of any class of the Company's stock outstanding. Consequently, the Company will call and hold a meeting of its stockholders promptly following the consummation of the Offer for the purposes of voting upon the approval of the Merger Agreement. At such meeting all Shares then owned by Parent or the Purchaser will be voted in favor of the approval of the Merger Agreement. If the Purchaser acquires -- through the Offer, the Merger Agreement or otherwise -- voting power with respect to at least a majority of the total voting power of the Company (which would be the case if the Minimum Tender Condition were satisfied and the Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger even if no other stockholders of the Company vote in favor of the Merger. If the Purchaser acquires Shares representing at least 90% of the total combined voting power of the Company pursuant to the Offer or otherwise (including pursuant to the Stock Option Agreement described below) the Purchaser would be able to effect the Merger pursuant to the "short-form" merger provisions of Section 253 of the DGCL, without any action by any other stockholder of the Company. In such event, the Purchaser intends to effect the Merger as promptly as practicable following the purchase of Shares in the Offer. The Company and the Purchaser entered into a Stock Option Agreement, dated as of July 17, 2001 (the "Stock Option Agreement") pursuant to which the Purchaser is entitled to purchase Common Shares, at a price of $0.36 per share, so that the Purchaser, following the purchase of Shares under the Offer, shall then own Shares representing 90.1% of the total combined voting power of the Company calculated on a fully-diluted basis; provided that the maximum number of Common Shares which may be purchased under the Stock Option Agreement shall not exceed an amount of Common Shares which in the aggregate possess 10% of the total combined voting power of the Company after giving effect to such exercise.

     CONDITIONS TO THE MERGER. The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver of certain conditions, including the following: (a) the holders of at least a majority of the total voting power of the Company shall have approved the Merger

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Agreement at a meeting of the Company's Stockholders (the "Company Stockholders
Approval") and the stockholders of Parent have approved the Merger Agreement and the transactions contemplated thereby (the "Parent Stockholders Approval"); (b) any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired; (c) no court of competent jurisdiction or other competent government, court, tribunal, arbitrator, authority, agency, commission, stock exchange, self-regulatory organization, official or other instrumentality of the United States, any foreign country, supranational organization or any domestic or foreign state, county, city or other political subdivision, including, without limitation, the Commission, the Internal Revenue Service, the Commodities Futures Trading Commission, the NASDR, the National Futures Association, the UK Listing Authority or the Financial Services Authority (a "Governmental or Regulatory Authority") shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making illegal or otherwise restricting, preventing or prohibiting consummation of the Merger (a "Restraint") or the other transactions contemplated by this Agreement; (d) the Company shall have disposed of Dalton Kent without any liability to the Company and; (e) the Purchaser shall have previously accepted for payment and paid for the Shares pursuant to the Offer.

     TERMINATION OF THE MERGER AGREEMENT. The Merger Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the effective time of the Merger (the "Effective Time"):

     (a) by mutual written consent of Parent and the Company;

     (b) by either Parent or the Company:

        (i) if (A) as of the result of the failure of any of the conditions set forth under Section 14, the Offer shall have terminated or expired in accordance with its terms without the Purchaser having purchased any Shares pursuant to the Offer or (B) the Purchaser shall not have accepted for payment any Shares pursuant to the Offer prior to the Outside Date; provided, however, that this right to terminate the Merger Agreement is not available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of the Offer to be consummated by such time;

        (ii) if the Company Stockholders Approval is not obtained by reason of the failure to obtain the requisite vote upon a vote held at a meeting of such stockholders, or any adjournment thereof, called therefor, provided that the Company shall have no right to terminate the Merger Agreement if such failure is due to delay or default on the part of the Company;

        (iii) if there has been a material breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement, on the part of the non-terminating party which breach has not been cured within thirty (30) days following receipt by the non-terminating party of notice of such breach from the terminating party;

        (iv) if any Restraint having any of the effects set forth in clause (c) under "-- Conditions to the Merger" shall have become final and nonappealable; or

        (v) if the Parent Stockholders Approval shall not be obtained by reason of the failure to obtain the requisite vote upon a vote held at a meeting of such stockholders, or any adjournment thereof, called therefor, unless such failure is due to delay or default on the part of Parent.

     (c) by the Company if the Board of Directors of the Company shall have determined in good faith, based upon the advice of nationally recognized outside legal counsel, that failure to terminate the Merger Agreement is reasonably likely to result in the Board of Directors breaching its fiduciary duties to stockholders under applicable law by reason of the pendency of an unsolicited, bona fide proposal for a Superior Company Transaction (as defined below), but only if the Company and its subsidiaries and other representatives of the Company shall have complied with their obligations pursuant to the provisions under "-- No Solicitation" below; provided, however, that this right to terminate shall not apply unless 96 hours shall have elapsed after delivery to Parent of a written notice of such determination by such Board of Directors;

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     (d) by Parent:

        (i) if the Board of Directors of the Company or any committee thereof shall have (x) failed to recommend or withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Merger Agreement and the Merger, (y) recommended or taken no position with respect to a proposal for a Company Alternative Transaction (as defined below) or (z) following the announcement or making of a proposal for a Company Alternative Transaction, failed to reconfirm its recommendation of the Merger Agreement and the Merger within 96 hours following a written request for such reconfirmation by Parent; or

        (ii) there shall have occurred the entry by a court having jurisdiction in the premises of (x) a decree or order for relief in respect of the Company or any subsidiary in an involuntary case or proceeding under any applicable federal or state or foreign bankruptcy, insolvency, reorganization or other similar law or (y) a decree or order adjudging the Company or any subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any subsidiary under any applicable federal or state or foreign law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs; or

        (iii) the liabilities of the Company and its subsidiaries (as determined by Parent in accordance with the Company's restructuring and downsizing plan contained in the Merger Agreement and included as Schedule II to this Offer to Purchase) exceed at any time the immediately available cash (which is not reserved) of the Company and its subsidiaries.

     NO SOLICITATION.  Prior to the Effective Time, the Company agrees:

     (i) that neither it nor any of its subsidiaries or other affiliates shall, and they shall use their reasonable best efforts to cause their respective representatives not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to the Company's stockholders) with respect to a merger, consolidation or other business combination including the Company or any of its subsidiaries or investments in any of Synaptic Systems Limited, a company formed under the laws of England and Wales, Stock Academy Limited, a company formed under the laws of England and Wales (formerly GlobalNet Direct.com Limited), and InsuranceWide.com Services Limited, a company formed under the laws of England and Wales ("Investments"), or any acquisition or similar transaction (including, without limitation, a tender or exchange offer) involving the purchase of all or any significant portion of the assets of the Company and its subsidiaries taken as a whole or 15% or more of the outstanding Shares (any such transaction, other than the transactions contemplated by the Merger Agreement, being hereinafter referred to as a "Company Alternative Transaction"), or engage in any negotiations concerning (v) provide any confidential information or data to (w) have any discussions with any person relating to, (x) enter into any contract agreement, understanding or arrangement relating to, (y) consummate or (z) otherwise facilitate any effort or attempt to make or implement, a Company Alternative Transaction;

     (ii) that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person with respect to any of the foregoing, and it will take the necessary steps to inform such person with respect to any of the foregoing; and

     (iii) that it will notify Parent immediately if any such inquiries, proposals or offers are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with it by any person.

     However, the Company is not prohibited from furnishing information to or entering into discussions or negotiations with any person with sufficient financial resources to consummate the applicable proposed Company

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Alternative Transaction that makes a bona fide unsolicited written proposal not subject to any financing condition for a Company Alternative Transaction if, and only to the extent that:

     (i) the Board of Directors of the Company concludes in good faith that such proposal if consummated is reasonably likely to result in a Superior Company Transaction (as defined below), and that such Company Alternative Transaction is reasonably likely to be consummated;

     (ii) the Board of Directors of the Company, based upon the advice of nationally recognized outside counsel, determines in good faith that the failure to so act is reasonably likely to result in the Board of Directors breaching its fiduciary duties to shareholders imposed by law;

     (iii) the Company shall have entered into a confidentiality agreement with such person in customary form;

     (iv) prior to furnishing such information to, or entering into discussions or negotiations with, such person, the Company provides written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person, which notice shall identify such person and the proposed terms of such Company Alternative Transaction in reasonable detail; and

     (v) the Company keeps Parent informed of the status and all material information with respect to any such discussions or negotiations; and

provided; that the foregoing shall not (x) permit the Company to terminate the Merger Agreement (except in accordance with the provisions of the Merger Agreement described under "-- Termination of the Merger Agreement" above), (y) permit the Company to enter into any agreement with respect to a Company Alternative Transaction for so long as the Merger Agreement remains in effect (other than a confidentiality agreement under the circumstances described above), or (z) affect any other obligation of the Company under the Merger Agreement.

     The Company is also not prevented from complying, to the extent required, with Rule 14e-2 under the Exchange Act with regard to any proposal relating to a Company Alternative Transaction.

     "Superior Company Transaction" is defined in the Merger Agreement to mean any Company Alternative Transaction which:

     (i) relates to 50% of the outstanding Shares or all or substantially all of its and its subsidiaries' assets taken as a whole;

     (ii)   is not conditioned on the receipt of financing;

     (iii) is made by a person who the Board of Directors of the Company has reasonably concluded in good faith will have adequate financial resources to, and will not encounter significant regulatory obstacles in order to, consummate such Company Alternative Transaction; and

     (iv) is on terms that the Board of Directors of the Company determines in its good faith judgment, taking into account all relevant factors, (including the advice of a financial advisor of nationally-recognized reputation and all the terms and conditions of the Company Alternative Transaction, including any break-up fees, expense reimbursement provisions and conditions to consummation) are more favorable and provide greater value to all of the Company's stockholders than the Merger Agreement and the Merger taken as a whole.

     The Merger Agreement provides that the Company will advise Parent immediately that a Superior Company Transaction or a Company Alternative Transaction is received. Prior to furnishing such information to, or entering into discussions or negotiations with, such person, the Company must provide written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person, which notice shall identify such person and the proposed terms of such Company Alternative Transaction in reasonable detail, and that the Company will keep Parent informed of the status and all material information with respect to any such discussions or negotiations.

     FEES AND EXPENSES. On June 15, 2001, pursuant to the Merger Agreement, the Company paid to Parent an arrangement and structuring fee, as compensation for financial, structuring and general advisory services

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rendered by Parent and its affiliates prior to the Merger Agreement, of
1,370,332 shares in EO plc. At the election of Parent the Company has agreed to transfer 6,692,321 ordinary shares of Parent in exchange for the EO shares.

     Except as described above, all fees and expenses incurred in connection with the preparation, execution and performance of the merger agreement and the consummation of the merger will be paid by the party incurring such fees and expenses.

     TERMINATION FEE.  If the Merger Agreement is terminated by Parent or the
Company:

     (i)   by mutual written agreement of the parties;

     (ii) due to a material breach of a representation, warranty covenant or agreement which has not been cured for 30 days;

     (iii) as a result of a Governmental of Regulatory Authority having issued an order making illegal or otherwise restricting, preventing or prohibiting the Merger and such order shall have become final and non-appealable;

     (iv) because Parent Stockholders Approval shall not have been obtained, unless such is due to delay or default of the Parent; or

     (v) due to the existence of a Deficit Condition in an amount less than $2 million,

and in each case the Company shall not have breached any representation, warranty or covenant in the Merger Agreement then, Parent has agreed to pay the Company a termination fee equal to, at Parent's election, either (a) 1,370,333 shares of EO plc or (b) 6,692,321 ordinary shares of Parent.

     Further, if in the absence of any public announcement of a proposal for a Company Alternative Transaction either Parent or the Company shall have terminated the Merger Agreement pursuant to the provisions described in either clause (b)(i) or (b)(ii) under "-- Termination of the Merger Agreement" and, within two (2) months after any termination described above, the Company or any of its subsidiaries shall not either have entered into a binding agreement providing for the consummation of, or have consummated a Company Alternative Transaction, then, in any of such cases, the Parent shall pay the Company a termination fee equal to at Parent's election, either (a) 1,370,333 shares of EO plc or (b) 6,692,321 ordinary shares of Parent.

     In the event the Merger Agreement is terminated, no provision of the Merger Agreement survives, except for the provisions relating to termination, brokers' expenses, liabilities relating to pre-termination breaches and miscellaneous provisions of general application.

     CONDUCT OF BUSINESS. The Merger Agreement provides that, except as expressly contemplated or permitted by the agreement, or to the extent that Parent shall otherwise previously consent in writing, at all times from and after the date of the Merger Agreement until the Effective Time, the Company and each of its subsidiaries shall conduct their respective businesses only in, and none of the Company, and such subsidiaries shall take any action except in, the ordinary course consistent with past practice.

     Without limiting the generality of the foregoing, (a) the Company and its subsidiaries shall comply in all material respects with all laws and orders of all Governmental or Regulatory Authorities applicable to them, (b) the Company shall continue to pursue and implement the restructuring and downsizing plan attached as Schedule II to this Offer to Purchase, and (c) the Company shall not, nor shall it permit any of its subsidiaries to, except as approved by Parent in writing, such consent not to be unreasonably withheld or delayed, or as otherwise expressly provided for in the Merger Agreement, or as required, at Parent's request, to cancel outstanding employee stock options:

     (i) amend or propose to amend its certificate or articles of incorporation or bylaws (or other comparable corporate charter documents);

     (ii) (w) declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock (x) split, combine, reclassify or take similar action with respect to any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (y) adopt a plan of complete or partial liquidation or

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

        resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or (z) directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any option with respect thereto;

     (iii) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any option with respect thereto (other than (y) the issuance of Common Shares pursuant to options outstanding on the date of the Merger Agreement and in accordance with their present terms, and (z) the issuance by a wholly-owned subsidiary of its capital stock to its parent corporation or to another wholly-owned subsidiary of its parent corporation);

     (iv) modify or amend any right of any holder of outstanding shares of capital stock or options with respect thereto;

     (v) acquire (by merging or consolidating with, or by purchasing any equity interest in or assets (with a fair market value of $10,000 individually or in the aggregate) of, or by any other manner) any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any such assets;

     (vi) sell, lease, grant any security interest in or otherwise dispose of or encumber any of its material assets or properties or any shares of capital stock or equity or other interests in any subsidiaries or investments;

     (vii) except to the extent required by applicable law, (x) permit any material change in (A) any pricing, marketing, purchasing, investment, accounting, financial reporting, inventory, credit, allowance or tax practice or policy or (B) any method of calculating any bad debt, contingency or other reserve for accounting, financial reporting or tax purposes, or (y) make any material tax election or settle or compromise any material income tax liability with any Governmental or Regulatory Authority;

     (viii) (x) incur (which shall be deemed to include entering into credit agreements, lines of credit or similar arrangements until borrowings are made under such arrangements) any indebtedness for borrowed money or guarantee any such indebtedness or (y) voluntarily purchase, cancel, prepay or otherwise provide for a complete or partial discharge in advance of a scheduled repayment date with respect to, or waive any right under, any indebtedness for borrowed money other than in the ordinary course of its business consistent with past practice;

     (ix) enter into, adopt, amend in any material respect (except as may be required by applicable law) or terminate any Company plan or, as the case may be, or other agreement, arrangement, plan or policy between such party or one of its subsidiaries and one or more of its directors, officers or employees, or, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any agreement, arrangement, plan or policy in effect as of the date hereof;

     (x) enter into any note, bond, mortgage, security agreement, indenture, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind (a "Contract") or amend or modify any existing Contract, or engage in any new transaction with (a) any person not an affiliate of the Company which such Contract obligates the Company to expend $5,000 or more individually or $15,000 in the aggregate and (b) any affiliate of the Company or any of its subsidiaries;

     (xi) make any capital expenditures or commitments for additions to plant, property or equipment constituting capital assets;

     (xii) make any material change in the lines of business in which it participates or is engaged other than pursuant to the restructuring and downsizing plan attached as Schedule II to this Offer to Purchase; or

     (xiii) enter into any Contract, commitment or arrangement to do or engage in any of the foregoing.

     The Merger Agreement was amended to permit the Company to enter into the Rights Agreement. The Merger Agreement provides that, for so long as the Merger Agreement remains in effect, the Company may not amend the Rights Agreement without the prior written consent of Parent.

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     REGULATORY AND OTHER APPROVALS.  Subject to the terms and conditions of the
Merger Agreement, each of the Company and Parent will proceed diligently and in good faith to, as promptly as practicable to:

     (i) obtain all consents, approvals or actions of, make all filings with and give all notices to Governmental or Regulatory Authorities or any other public or private third parties required of Parent, the Company or any of their subsidiaries to consummate the Merger and the other matters contemplated hereby; and

     (ii) provide such other information and communications to such Governmental or Regulatory Authorities or other public or private third parties as the other party or such Governmental or Regulatory Authorities or other public or private third parties may request in connection therewith. In addition to and not in limitation of the foregoing, each of the parties, as applicable, will (x) take promptly all actions necessary to make any filings required of Parent and the Company or their affiliates under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), (y) comply at the earliest practicable date with any request for additional information received by such party or its affiliates from the Federal Trade Commission (the "FTC") or the Antitrust Division of the Department of Justice (the "Antitrust Division") pursuant to the HSR Act, and (z) cooperate with the other party in connection with such party's filings under the HSR Act and in connection with resolving any investigation or other inquiry concerning the Merger or the other matters contemplated by the Merger Agreement commenced by either the FTC or the Antitrust Division or state attorneys general; provided, however, that nothing in the Merger Agreement shall obligate Parent to agree to hold separate, sell or otherwise dispose of any subsidiary or Investment of Parent or of the Company or any assets or properties thereof.

     STOCK OPTIONS. At the effective time of the Merger, each outstanding option to purchase shares of the Company's common stock under the Company stock option plan will be terminated; provided however that any holder of such options will have the right immediately prior to the Merger to exercise such option, in whole or in part, whether or not applicable vesting requirements have been satisfied. Each option, warrant or right to acquire securities of the Company if unexercised following the Merger shall cease to represent a right to acquire securities of the Company.

     DIRECTOR AND OFFICER INSURANCE AND INDEMNIFICATION. Until the fifth anniversary of the Effective Time and for so long thereafter as any claim for indemnification asserted on or prior to such date has not been fully adjudicated, the Surviving Corporation and Parent shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director or officer of the Company or any of its subsidiaries (the "Indemnified Parties") against:

     (i) all losses, claims, damages, costs and expenses (including reasonable attorneys' fees), liabilities, judgments and settlement amounts that are paid or incurred in connection with any claim, action, suit, proceeding or investigation (whether civil, criminal, administrative or investigative and whether asserted or claimed prior to, at or after the Effective Time) that is based on, or arises out of, the fact that such Indemnified Party is or was a director or officer of the Company or any of its subsidiaries and relates to or arises out of any action or omission occurring at or prior to the Effective Time ("Indemnified Liabilities"); and

     (ii) all Indemnified Liabilities based on, or arising out of, or pertaining to the Merger Agreement or the transactions contemplated by the Merger Agreement, in each case to the full extent a corporation is permitted under applicable law to indemnify its own directors or officers, as the case may be; provided that the Surviving Corporation and Parent shall not be liable for any settlement of any claim effected without its written consent, which consent shall not be unreasonably withheld; and provided, further, that the Surviving Corporation and Parent shall not be liable for any Indemnified Liabilities which occur as a result of the gross negligence or willful misconduct of any Indemnified Party.

     Subject to the provisions of the Merger Agreement, the Company will pay an Indemnified Party's expenses in advance of the final disposition provided that the claiming party provides an undertaking to repay such advanced expenses should it be determined that such person is not entitled to such indemnification, and retains counsel reasonably satisfactory to the Company. The Company shall use all commercially reasonable efforts to assist in the defense of any such matter. The liability and obligation of Parent to provide such indemnification is limited to the realizable net value upon disposition (as determined by an actual transaction or by an independent accountant selected by Parent) of any asset transferred from the Company or a subsidiary of the Company to Parent or any of its subsidiaries or to any third party if the consideration therefore is received by or transferred to Parent or any of its subsidiaries, subsequent to the Merger. For five years after the Effective Time of the Merger, Parent will maintain in effect the policies of directors' and officers' liability insurance maintained by the Company provided that Parent and the Company are not obligated to spend more than 150% of the insurance premiums paid by the Company for such directors' and officers' liability insurance following the second anniversary of the Merger.

     REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties, including representations relating to corporate existence and power; subsidiaries; capitalization; corporate authorizations; government authorizations; Commission filings; absence of undisclosed liabilities; accuracy of certain disclosures; absence of certain changes; litigation; compliance with laws; environmental matters; employment matters; ERISA compliance; taxes; stockholder voting requirements; state takeover statutes; opinion of the Company's financial advisor; intellectual property; contracts; assets; insurance; affiliate arrangements; vote required for approval of the Merger; ownership of Parent equity; bankruptcy; internal controls; Investment Company Act; and NASD matters.

     Certain representations and warranties in the Merger Agreement made by the Company and Parent are qualified by concepts of "material," "materially adverse," and "material adverse effect," which are defined to mean any event, change or effect that is material or materially adverse, as the case may be, to the business, assets, liabilities, condition (financial or otherwise), results of operations of such entity (or of such group of entities taken as a whole), provided, that, in the case of the Company and its subsidiaries, any event, change or effect that is reasonably likely to have a material adverse effect on the Company's or its subsidiaries' ownership of, or exercise of ownership rights in, any Investment shall be a "material adverse effect"; provided, further, that in no event shall actions, in and of themselves, taken pursuant to or in furtherance of the restructuring and downsizing plan attached as Schedule II to this Offer to Purchase shall be deemed to constitute a "material adverse effect" in the case of the Company and its subsidiaries.

     AMENDMENT, EXTENSION AND WAIVER. The respective boards of Parent, the Company and Purchaser may amend the Merger Agreement by written agreement at any time prior to, or after, stockholder approval of the Merger Agreement, but after such adoption and approval, only to the extent permitted by applicable law. At any time prior to the Effective Time of the Merger, to the extent legally allowed, Parent, the Company and Purchaser may:

     (i) extend the time for performance of any of the obligations or other acts of the other parties to the Merger Agreement;

     (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered in connection with the Merger Agreement; and

     (iii) waive compliance with any of the agreements or conditions contained in the Merger Agreement.

     Extensions or waivers must be in writing and signed by the party granting the extension or waiver.

     The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized above.

     SEVERANCE ARRANGEMENTS. GlobalNet has provision for severance with 5 executives. The Merger Agreement triggered the change of control provisions in three executives' severance agreement. Pursuant to these agreements, Mr. W. Thomas Hodgson and Mr. Ron R. Goldie were each paid an amount of $750,000 and Mr. Richard Guest was paid an amount of $405,000.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation. The GlobalNet Board, at a meeting held on June 15, 2001, (i) adopted, approved and declared advisable the Merger Agreement and approved the transactions contemplated thereby, including the Merger, (ii) determined that the Merger was fair to, and in the best interests of, the holders of Shares and determined to recommend that holders of Shares approve and adopt the Merger Agreement. At a Board meeting held on July 17, 2001, the Board
(iii) adopted, approved and declared advisable the amendment to the Merger Agreement and approved the transactions contemplated thereby, including the Offer, (iv) determined that the Offer was fair to, and in the best interests of, holders of Shares, and (v) determined to recommend that holders of Shares accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement, as amended. THE BOARD RECOMMENDS THE ACCEPTANCE OF THE OFFER BY THE STOCKHOLDERS OF GLOBALNET. See "-- Reasons for the Recommendation" for a discussion of the factors considered by the Board in making its recommendation. A copy of a letter to stockholders communicating the Board's recommendation is filed as Exhibit 2 hereto and is incorporated herein by reference.

     (b) Background to the Offer; Reasons for the Recommendation.

     During the Spring of 2001, GlobalNet contacted several entities to determine whether there was any interest on the part of these entities in pursuing a business combination with GlobalNet. These contacts were initiated by GlobalNet management, at the direction of the GlobalNet Board, in light of the continuing difficult market conditions in GlobalNet's lines of business and GlobalNet's worsening cash position. Michael Whittaker, Chief Executive Officer of SPARK and, at that time, a member of GlobalNet's Board, was one of the persons contacted.

     In May 2001, Mr. Whittaker met with the other members of the GlobalNet Board to propose a possible business combination between GlobalNet and SPARK. Mr. Whittaker, acting in his capacity as Chief Executive Officer of SPARK, outlined the proposal to the GlobalNet Board. After Mr. Whittaker delivered the proposal, the meeting between Mr. Whittaker and the GlobalNet Board ended.

     On May 25, 2001, Joel Plasco, director of SPARK, sent a letter to the GlobalNet Board confirming SPARK's interest in commencing negotiations to enter into a merger agreement with GlobalNet. Mr. Plasco's letter set forth, in broad terms, certain proposed parameters of a transaction.

     On May 31, 2001, the GlobalNet Board convened to discuss the terms of the proposal set forth in Mr. Plasco's letter of May 25, 2001. After discussion among the GlobalNet Board members, it was determined that GlobalNet would make a counterproposal to SPARK.

     On May 31, 2001, GlobalNet and SPARK entered into a confidentiality agreement relating to the discussions among their management and advisors.

     On June 1, 2001, W. Thomas Hodgson, on behalf of the GlobalNet Board, sent a letter to Mr. Plasco outlining GlobalNet's position regarding certain terms relating to a proposed business combination.

     On June 11, 2001, GlobalNet's Board, with the exception of Mr. Whittaker, convened to discuss the SPARK proposal as well as the two alternative proposals. Mr. Hodgson and Milbank, Tweed, Hadley & McCloy, LLP, GlobalNet's legal counsel, informed the GlobalNet Board of the terms of each proposal and answered various questions from the Board about each proposal. Extensive discussions by the GlobalNet Board members then followed regarding the strengths and weaknesses of each offer. Following these discussions, GlobalNet's Board determined to pursue negotiations with SPARK and authorized management to enter into negotiations with SPARK.

     On June 11, 2001, GlobalNet received a first draft of a proposed merger agreement from SPARK. GlobalNet discussed this first draft with its legal counsel. On June 12, 2001, after further discussions between GlobalNet and its legal counsel, GlobalNet and its legal advisors conducted a conference call with SPARK and its legal counsel to discuss certain issues relating to SPARK's draft merger agreement.

     On June 12, 2001, an informal conference call of GlobalNet's Board was convened during which Mr. Hodgson and GlobalNet's legal counsel updated the members of GlobalNet's Board on the status of negotiations with SPARK.

     Between June 12 and June 14, 2001, GlobalNet, SPARK and their respective advisors met in person and by telephone to discuss and negotiate changes to the proposed terms of the acquisition. In particular, the parties discussed issues including but not limited to, representations, warranties and covenants made by GlobalNet as well as an appropriate termination fee arrangement. Mr. Whittaker resigned from the GlobalNet Board and Mr. Hodgson resigned from the SPARK Board on June 14, 2001.

     On the morning of June 15, 2001, the GlobalNet Board participated in a telephonic special meeting at which it considered the proposed financial terms and conditions of the Merger Agreement. At that meeting, representatives of Milbank Tweed reviewed the directors' fiduciary duties in considering the proposed transaction with SPARK, and reviewed the principal terms and conditions of the proposed Merger Agreement. Houlihan Lokey Howard & Zukin, ("Houlihan") financial advisor to GlobalNet, discussed certain financial valuation matters and provided its opinion to the Board that, as of the date of such opinion and subject to the assumptions made, matters considered and limitations on the review undertaken set forth in its written opinion, the consideration to be received by the GlobalNet stockholders in the Merger was fair, from a financial point of view, to such holders. The Board then discussed the information it had received at this and other Board meetings, the drafts of the various documents reviewed at the meeting and further discussed the terms and conditions of the proposed business combination, the scope and history of negotiations between the parties and the other matters described below under "Reasons for the Recommendation." The Board then determined that the Merger Agreement was fair to, and in the best interests of, the GlobalNet stockholders, unanimously adopted, approved and declared advisable the Merger Agreement, the Merger, the other transactions contemplated by the Merger Agreement and resolved to recommend that the stockholders of GlobalNet approve the Merger Agreement.

     On June 15, 2001, SPARK and GlobalNet issued a joint press release announcing the merger.

     The Merger Agreement approved by the Board at the June 15, 2001 meeting called for the merger of Acquisitions with and into GlobalNet with each outstanding share of GlobalNet Common Stock being exchanged for 1.88 SPARK ordinary shares (.188 SPARK ordinary shares for each outstanding share of GlobalNet Class A Common Stock), having a value, based upon the closing mid-market price of SPARK's ordinary shares on AIM on June 14, 2001, of $.55 per share of GlobalNet Common Stock ($.055 per share of GlobalNet Class A Common Stock).

     At a meeting held on July 11, 2001, the GlobalNet Board adopted a Shareholder Rights Plan in response to public statements made by a Mr. Francesco Gardin and certain entities affiliated with Mr. Gardin to the effect that he is seeking to obtain "a controlling stake" in GlobalNet. On July 9, 2001 Mr. Gardin and his affiliated entities filed a Schedule 13D with the Securities and Exchange Commission in which they purport to own, or have the right to acquire, 2,774,201 shares of GlobalNet Common Stock. The Board is not currently aware of any specific offer by Mr. Gardin or his affiliates to acquire a controlling stake in GlobalNet. The Shareholder Rights Plan is designed to enhance the Board's ability to protect shareholders against, among other things, unsolicited attempts to acquire control of GlobalNet that do not offer an adequate price to all shareholders or are otherwise not in the best interests of GlobalNet and its shareholders.

     On July 12, 2001, Mr. Plasco contacted Mr. Hodgson about possibly changing the consideration to be offered in the Merger. Mr. Plasco proposed a cash transaction pursuant to which SPARK would offer $.36 per share for the Common Stock and $.036 per share for the Class A Common Stock. Based upon the closing price of the SPARK ordinary shares on July 11, 2001, the exchange ratio of 1.88 SPARK ordinary shares for each share of GlobalNet Common Stock (.188 SPARK ordinary shares for each share of GlobalNet Class A Common Stock) called for by the Merger Agreement indicated a value of approximately $.40 per share of GlobalNet Common Stock ($.04 per share of GlobalNet Class A Common Stock).

     On July 13, 2001, counsel to SPARK provided a draft amendment to the Merger Agreement. In addition, counsel to SPARK provided a draft option agreement pursuant to which Acquisitions would be entitled, following the purchase of Shares pursuant to the Offer, to purchase up to 10% of the Common Shares outstanding immediately after such purchase so that together with the shares of Common Stock beneficially owned by Acquisitions, Acquisitions would beneficially own 90.1% of the outstanding shares of Common Stock. Between July 12, 2001, and July 16, 2001, representatives of SPARK, GlobalNet and their respective legal advisors negotiated the provisions of the proposed amendment and option agreement, including the obligation of SPARK and Acquisitions to make the Offer.

     On the morning of July 17, 2001, three of the four members of the GlobalNet Board (the fourth member, Mr. K. Anthony, was unavailable due to prior business commitments) participated in a telephonic special meeting at which it considered the proposed financial terms and conditions of the Offer and the amendment to the Merger Agreement and the Option Agreement. At that meeting, Milbank Tweed again reviewed the directors' fiduciary duties in considering the proposed transaction and reviewed the principal terms and conditions of the proposed transaction, including the principal terms and conditions of the proposed amendment to the Merger Agreement and the Option Agreement. Houlihan further updated and advised the Board on financial valuation matters and provided its opinion to the Board that, as of the date of such opinion and subject to the assumptions made, matters considered and limitations on the review undertaken set forth in its written opinion, the $.36 in cash per share of Common Stock ($.036 per Class A Share) to be received by the stockholders in the Offer and the Merger was fair, from a financial point of view, to such holders. The Board then discussed the information it had received at this and other Board meetings, the drafts of the various documents reviewed at the meeting and further discussed the terms and conditions of the proposed transaction, the scope and history of negotiations and the other matters described below under "Reasons for the Recommendation." The Board then determined that the Offer and amendment to the Merger Agreement were fair to, and in the best interests of the stockholders, and the Board adopted, approved and declared advisable the amendment to the Merger Agreement, the Offer, the Merger, the other transactions contemplated by the Merger Agreement and resolved to recommend that the stockholders of GlobalNet tender their Shares in the Offer. Although Mr. Anthony did not attend this Board meeting, in previous and subsequent conversations with Mr. Hodgson, Mr. Anthony indicated his agreement with the actions taken by the Board at the meeting.

     Later on July 17, 2001, the amendment to the Merger Agreement and the Option Agreement were executed by SPARK, Acquisitions and GlobalNet. On July 18, 2001, SPARK and GlobalNet issued a joint press release announcing the transaction. On July 25, 2001, Acquisitions commenced the Offer. During the Offer, SPARK and Acquisitions intend to have ongoing contacts with GlobalNet and its directors, officers and stockholders.

     (1) Reasons for the Recommendation. In making the determination and recommendation described above with respect to the Merger Agreement and the Merger the Board carefully considered a number of factors, including, without limitation, the following:

     -- the terms and conditions of the Merger Agreement;

     -- the financial condition, results of operations, business and prospects of GlobalNet;

     -- the trading history of the Shares since GlobalNet's public offering in December, 1999, and a comparison of that trading history with the stock trading histories of other companies in the electronic financial information and services industry and stock market indices that were deemed relevant;

     -- a comparison of the financial terms of the Merger with the financial terms of certain other transactions in the electronic financial information and services industry that were deemed relevant;

     -- the current and prospective conditions and trends in the business sectors in which GlobalNet competes and anticipated effects of those conditions and trends on GlobalNet and its stockholders;

     -- the likelihood of the consummation of the Merger and the conditions to the consummation of the Merger;

     -- the tax impact on GlobalNet's stockholders from their exchange of Shares pursuant to the Merger;

     -- the availability of, and the comparative risks and benefits to GlobalNet's stockholders from, pursuing, other strategic alternatives to maximize stockholder value;

     -- the fact that the Merger Agreement, although prohibiting GlobalNet from soliciting or engaging in negotiations concerning any Acquisition Proposal, permits GlobalNet to furnish information concerning its business and enter into discussions or negotiations with any third party in response to a written Superior Proposal, as that term is defined in the Merger Agreement;

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

     -- the Board's belief that, due to the collapse of the on-line financial transaction market, GlobalNet's cost structure is out of line with its expected revenues for the foreseeable future;

     -- the fact that the Company's available cash is not sufficient to continue to fund operations at historic levels;

     -- the Board's belief that if GlobalNet simply carried out the restructuring and wind-down of its operations as planned, given the time required to implement it, most if not all of the Company's available cash would be depleted, and the cash burn rate thereafter would only be mitigated, not eliminated, resulting in GlobalNet running out of cash at some point in the third quarter of 2001;

     -- the Board's belief that, in a liquidation, GlobalNet would be required to incur the same, if not greater, costs associated with shutting its operations as called for in its current restructuring plan and that the ability to conduct an orderly liquidation presumed that GlobalNet would be in existence long enough to complete the liquidation; and

     -- the fact that a large majority of GlobalNet's non-operational assets consist of minority investments in other companies, substantially all of which are "dot-com" companies with limited revenues and profits, if any; that there is no public market for many of these investments; and that the realizable value of these investments in the current economic environment is likely to be substantially lower than their stated book value, assuming a buyer could be found;

     In making the determinations described above with respect to the amendment to the Merger Agreement, the Offer and the transactions contemplated thereby, the Board carefully considered the factors listed above, and a number of other factors including, without limitation, the following:

     -- the terms and conditions of the Offer and the timing and likelihood of closing under the Offer;

     -- the written opinion of Houlihan to the Board, dated as of July 17, 2001, that, as of the date of the opinion, the $.36 and $.036 per share cash consideration to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders; the full text of Houlihan's written opinion which sets forth the assumptions made, matters considered and limitations on the review undertaken is filed as Annex A hereto and is incorporated herein by reference. Houlihan's opinion is addressed only to the Board, relates only to the fairness, from a financial point of view, of the $.36 and $.036 per share cash consideration, and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares in the Offer, how to vote with respect to the Merger Agreement or as to any other matters relating to the Offer or the Merger. STOCKHOLDERS ARE URGED TO READ THE OPINION OF HOULIHAN CAREFULLY AND IN ITS ENTIRETY;

     -- the representation of SPARK that it will have sufficient funds to consummate the Offer and the Merger and the fact that the Offer is not subject to a financing condition;

     -- the fact that the Offer was for cash consideration rather than SPARK ordinary shares, the value of which had continued to decline since announcement of the transaction and remained subject to market volatility;

     -- the fact that a majority of GlobalNet stockholders are U.S. persons or entities and the Board's belief that cash consideration would be preferable to SPARK ordinary shares, which are listed and traded only on the AIM market in London;

     -- the Board's belief that the Offer can be consummated, and consideration received by GlobalNet stockholders who tender their shares, in approximately one month after commencement of the Offer, versus a three to four month period before a share exchange transaction could be consummated; and

     -- the Board's belief that the Offer and the Merger with SPARK represents the best alternative available to GlobalNet and its stockholders.

     The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but includes material factors considered by the Board in approving the Merger Agreement, the Offer, the Merger and the transactions contemplated thereby and in recommending that stockholders of GlobalNet tender their Shares pursuant to the Offer. The Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to different factors.

     (c) Intent to Tender. After reasonable inquiry, to the best of GlobalNet's knowledge, each executive officer, director, affiliate and subsidiary of GlobalNet currently intends, subject to compliance with applicable law, including Section 16(b) of the Securities and Exchange Act of 1934, as amended, to tender all Shares held of record or beneficially owned by such person or entity to SPARK in the Offer.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     GlobalNet has retained Houlihan to act as its exclusive financial advisor in connection with the Offer and the Merger. Pursuant to the terms of this engagement, GlobalNet has agreed to pay Houlihan for its financial advisory services an aggregate fee of approximately $250,000, earned upon execution of the Merger Agreement. GlobalNet has also agreed to reimburse Houlihan for reasonable expenses incurred by Houlihan in performing its services, including reasonable legal fees and expenses, and to indemnify Houlihan and related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement. In the ordinary course of business, Houlihan and its successors and affiliates may actively trade or hold the securities of GlobalNet and SPARK for their own accounts or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     No transaction in the Shares has been effected during the past 60 days by GlobalNet or, to the knowledge of GlobalNet, any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) Except as set forth in this Statement, GlobalNet is not currently undertaking or engaged in any negotiations in response to the Offer that relates to (i) a tender offer or other acquisition of GlobalNet's securities by GlobalNet, any subsidiary of GlobalNet or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving GlobalNet or any subsidiary of GlobalNet; (iii) a purchase, sale or transfer of a material amount of assets of GlobalNet or any subsidiary of GlobalNet; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of GlobalNet.

     (b) Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) Delaware General Corporation Law. As a Delaware corporation, GlobalNet is subject to Section 203 of the DGCL (the "Delaware Takeover Statute"). In general, the Delaware Takeover Statute prevents an "Interested Stockholder" (generally defined as a person who beneficially owns 15% or more of GlobalNet's outstanding voting stock or who is an affiliate or associate of GlobalNet and has owned 15% or more of the outstanding voting stock of GlobalNet at any time within the 3-year period immediately prior to becoming an Interested Stockholder) from engaging in certain business combinations, including a merger, with GlobalNet for a period of three years following the time such person became an Interested Stockholder, unless, among other exceptions, before the time such person became an Interested Stockholder, the Board either approved the business combination or the transaction in which such person became an Interested Stockholder. Accordingly, the Board approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of the Delaware Takeover Statute are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

     Under the DGCL, if Acquisitions acquires, pursuant to the Offer or otherwise, at least 90% of the Shares, Acquisitions will be able to effect the Merger after consummation of the Offer without a vote of GlobalNet's

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

stockholders. However, if Acquisitions acquires 80% or more of the Shares pursuant to the Offer or otherwise the Stock Option Agreement would allow Acquisitions to acquire additional Common Shares up to 10% of the Common Shares to bring Acquisitions' holdings above 90% of the Common Shares enabling Acquisitions to effect the consummation of the Merger without a vote of GlobalNet's remaining stockholders. Therefore, if Acquisitions does not acquire at least 80.1% of the Shares pursuant to the Offer or otherwise and a vote of GlobalNet's stockholders is required under Delaware law, a significantly longer period of time will be required to effect the Merger.

     (b) Confidentiality Agreement. SPARK has agreed, pursuant to a Confidentiality Agreement, dated May 31, 2001, with GlobalNet, that it will keep confidential all information concerning GlobalNet and its subsidiaries that SPARK obtained in connection with its discussions with GlobalNet regarding possible negotiated business arrangements.

     (c) The Rights Agreement. Each Common Right issued pursuant to the Rights Agreement entitles the registered holder thereof to purchase under some circumstances one one-hundredth of a share of Series A Junior Preferred Stock at an exercise price of $.75 per one one-hundredth of a share of Series A Junior Preferred Stock, and each Class A Right issued pursuant to the Rights Agreement entitles the registered Holder thereof to purchase one one-thousandth of a share of Series B Junior Preferred Stock at an exercise price of $.075 per one one-thousandth of a share of Series B Junior Preferred Stock, subject to adjustment. Generally, the Rights become exercisable 10 days after the earlier of (i) the first public announcement that a person or group (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Shares or (ii) the commencement of a tender offer or exchange offer the consummation of which would result in that person becoming the beneficial owner of 15% or more of the Shares (the earlier of such dates being the "Distribution Date"). After any person becomes an Acquiring Person, each holder of each of the Rights (other than the Acquiring Person) will thereafter have the right to receive, in lieu of one one-hundredth of a share of Series A Junior Preferred Stock and one one-thousandth of a share of Series B Junior Preferred Stock, such number of Shares as shall equal the result obtained by multiplying an amount equal to the then current purchase price by an amount equal to the number of one one-hundredths of a share of Series A Junior Preferred Stock and one one-thousandth of a share of Series B Junior Preferred Stock for which the Rights were or would have been exercisable immediately prior to the first occurrence of any such event whether or not the Rights were then exercisable, and dividing that product by 50% of the current market price per Share determined as of the date of such first occurrence. Upon the vote of the Board, the Rights may be redeemed at a price of $.01 per Right at any time prior to July 11, 2011 or the close of business on the 10th business day following the first date of public announcement by GlobalNet or an Acquiring Person that an Acquiring Person has become such.

     The Rights Agreement provides, among other things that, (i) neither SPARK, Acquisitions nor any of their respective Affiliates or Associates shall become an Acquiring Person, either individually or collectively, (ii) no Distribution Date, Stock Acquisition Date or Triggering Event (each, as defined in the Rights Agreement) shall occur, (iii) no Rights shall separate from the Shares or otherwise become exercisable, (iv) no holder of Rights or any other Person shall have any legal or equitable rights, remedy or claim under this Agreement, and
(v) no exercise price adjustment shall be made, in each case solely by virtue of
(A) the announcement of the Offer, (B) the acquisition of Shares of GlobalNet pursuant to the Offer, the Merger or the Merger Agreement, (C) the execution and delivery of the Merger Agreement or (D) the consummation of the Offer, the Merger or any of the other transactions set forth in the Merger Agreement.

     (d) Other Filings. Both SPARK and GlobalNet conduct operations in a number of foreign countries. Consequently, filings may have to be made with other foreign governments under their pre-merger notification statutes. The filing requirements of various nations are being analyzed by the parties, and, where necessary, the parties intend to make such filings.

ITEM 9.  EXHIBITS.

     Exhibit 1. Portions from GlobalNet Financial.com, Inc. Proxy Statement (incorporated by reference to the GlobalNet's Proxy Statement on Form filed on May 25, 2001, File No. 21443).

     Exhibit 2. Letter to Stockholders of GlobalNet Financial.com, Inc., dated July 25, 2001.*

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     Exhibit 3.  Press Release of GlobalNet Financial.com, Inc., dated July 18,
2001.*

     Exhibit 4. The Offer to Purchase, dated July 25, 2001 (incorporated by reference to and filed as Exhibit (a)(1)(A) to the SPARK Schedule TO filed on July 25, 2001).

     Exhibit 5. Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(C) to the SPARK Schedule TO filed on July 25, 2001).

     Exhibit 6. Agreement and Plan of Merger, dated June 15, 2001, by and among New Media SPARK, GlobalNet Acquisitions Inc. and GlobalNet Financial.com, Inc. (incorporated by reference to Exhibit (d)(1) of the SPARK Schedule TO filed on July 25, 2001).

     Exhibit 7. First Amendment to Agreement and Plan of Merger, dated July 17, 2001, by and among New Media SPARK, GlobalNet Acquisitions Inc. and GlobalNet Financial.com, Inc. (incorporated by reference to Exhibit (d)(2) of the SPARK Schedule TO filed on July 25, 2001).

     Exhibit 8. Stock Option Agreement, dated July 17, 2001, by and between GlobalNet Financial.com, Inc. and GlobalNet Acquisitions Inc. (incorporated by reference to Exhibit (d)(3) of the SPARK Schedule TO filed on July 25, 2001).

     Exhibit 9. Form of Executive Severance Agreement for the Chief Executive Officer.*

     Exhibit 10. Form of Executive Severance Agreement for officers other than the Chief Executive Officer.*

     Exhibit 11. Rights Agreement, dated July 19, 2001 between GlobalNet Financial.com, Inc. and The Bank of New York, as rights agent. (incorporated by reference to the GlobalNet Form 8-A filed July 19, 2001)

     Annex A Fairness Opinion of Houlihan Lokey Howard & Zukin, dated as of July 17, 2001.
---------------

*   Filed herewith.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  July 25, 2001
                                          GLOBALNET FINANCIAL.COM, INC.

                                          By: /s/ RON R. GOLDIE
                                            ------------------------------------
                                          Name: Ron R. Goldie
                                          Title: Chief Operating Officer and
                                          Corporate Secretary

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